UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Dice Holdings, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
253017107
(CUSIP Number)
Peter Ezersky QCP GP Investors II LLC 375 Park Avenue New York, New York 10152 (212) 418-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253017107
1.	Names of Reporting Persons. QCP GP Investors II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 8,720,886
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,720,886
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,720,886
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle GP Investors II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 8,720,886
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,720,886
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,720,886
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Capital Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,577,991
	8.	Shared Voting Power
	9.	Sole Dispositive Power 7,577,991
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,577,991
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 11.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Select Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 202,724
	8.	Shared Voting Power
	9.	Sole Dispositive Power 202,724
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 202,724
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	253017107
1.	Names of Reporting Persons. Quadrangle Capital Partners II-A LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 902,946
	8.	Shared Voting Power
	9.	Sole Dispositive Power 902,946
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,946
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ See Item 5 and Item 6
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

Schedule 13D/A

This Amendment No. 6 to Schedule 13D relates to the Schedule 13D filed by QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on February 29, 2008 and amended on March 18, 2008, December 20, 2010, February 24, 2011, March 16, 2011 and June 24, 2011 (as amended, the “Schedule 13D”), relating to the Common Stock, $0.01 par value per share (the “Shares”), of Dice Holdings, Inc. (the “Issuer”).  Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Please see Item 6, which is incorporated herein by reference.

On May 9, 2011 the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with certain selling stockholders (including Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP) and Credit Suisse Securities (USA) LLC.  Pursuant to the Underwriting Agreement, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP sold 3,490,689, 93,382 and 415,929 Shares, respectively, to the underwriters. On June 20, 2011, as permitted under the Lock-Up Agreement described below, Quadrangle Capital Partners II LP, Quardrangle Select Partners II LP and Quadrangle Capital Partners II-A LP transferred 34,972, 935 and 4,167 shares, respectively, to Quadrangle GP Investors II LP, for distribution to Peter Ezersky, Joshua Steiner and Michael Huber. These Shares, as well as 2,400 additional Shares already held by Quadrangle GP Investors II LP, on behalf of Peter Ezersky from a previous distribution were distributed as follows: 29,914 Shares to Joshua Steiner, 7,160 Shares to Michael Huber and 5,400 Shares to Peter Ezersky. Peter Ezersky’s 5,400 shares were donated to Amherst College on June 20, 2011. Michael Huber and Joshua Steiner’s 37,074 shares were donated as follows: on July 21, 2011 7,160 shares were donated by Michael Huber to the Quadrangle Group Foundation, and on July 19, 2011 10,374 Shares were donated by Joshua Steiner and the Josh Steiner 2000 LT Trust to The New York Public Library, and on July 22, 2011 Joshua Steiner's remaining 19,540 Shares were donated by Joshua Steiner and the Josh Steiner 2000 LT Trust to Phillips Academy Andover.

In accordance with the Underwriting Agreement, Quadrangle GP Investors II LP and each of the QCP II Funds entered into a Lock-Up Agreement with the Representatives pursuant to which each agreed that, for a period of 75 days after May 10, 2011, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exchangeable or exercisable for any Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Shares, whether any of these transactions are to be settled by delivery of Shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC.  Certain transfers are permitted pursuant to customary exceptions.  Each Lock-Up Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.  Credit Suisse Securities (USA) LLC, may, in its sole discretion and at any time or from time to time before the termination of the 75-day period, without notice, release all or any portion of the securities subject to such lock-up agreements.

The Shares to which this statement relates were acquired by the Reporting Persons for general investment purposes.  The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, (i) Quadrangle GP Investors II LP holds 37,225 Shares, or less than 0.1% of the outstanding Shares; (ii) Quadrangle Capital Partners II LP holds 7,577,991 Shares, or approximately 11.4% of the outstanding Shares; (iii) Quadrangle Select Partners II LP holds 202,724 Shares, or approximately 0.3% of the outstanding Shares; and (iv) Quadrangle Capital Partners II-A LP holds 902,946 Shares, or approximately 1.4% of the outstanding Shares.

Each of QCP GP Investors II LLC (as the general partner of Quadrangle GP Investors II LP), and Quadrangle GP Investors II LP (as the general partner of the QCP II Funds) may be deemed to beneficially own the aggregate 8,720,886 Shares, or approximately 13.1% of the outstanding Shares.  The above ownership percentages are based on the number of outstanding Shares as disclosed in the Issuer’s prospectus supplement dated May 10, 2011.

Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not held directly by such Reporting Person.

(b)

QCP GP Investors II LLC

(i)	Sole power to vote or to direct the vote:	8,720,886
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	8,720,886
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle GP Investors II LP

(i)	Sole power to vote or to direct the vote:	8,720,886
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	8,720,886
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II LP

(i)	Sole power to vote or to direct the vote:	7,577,991
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	7,577,991
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Select Partners II LP

(i)	Sole power to vote or to direct the vote:	202,724
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	202,724
(iv)	Shared power to dispose or to direct the disposition of:	0

Quadrangle Capital Partners II-A LP

(i)	Sole power to vote or to direct the vote:	902,946
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	902,946
(iv)	Shared power to dispose or to direct the disposition of:	0

(c)

Please see Item 4, which is hereby incorporated by reference. Except as set forth in Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, has engaged in any transaction since March 16, 2011, the most recent filing on Schedule 13D by the Reporting Persons with respect to the Shares.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

The QCP II Funds are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic Entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the QCP II Funds are entitled to designate up to three members of the Company’s board of directors and that the General Atlantic Entities are entitled to designate up to three members of the Company’s board of directors and requires that the QCP II Funds and the General Atlantic Entities vote their respective Shares in favor of such designees.  The Shareholders Agreement also contains provisions restricting the transfer of the Issuer’s securities and provides each of the QCP II Funds and the General Atlantic Entities with demand registration rights.  The Shareholders Agreement is filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

Given the terms of the Shareholders Agreement, the Reporting Persons together with the General Atlantic Entities and their affiliates and the management shareholders named therein may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 23,301,472 Shares, or 34.98%, of the Issuer’s total number of Shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders Agreement (other than Shares owned by the QCP II Funds and Quadrangle GP Investors II LP).  Each Reporting Person disclaims beneficial ownership of the Shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the QCP II Funds, the General Atlantic Entities and certain management shareholders named therein. (1).

Exhibit B:  Joint Filing Agreement, dated as of February 29, 2008. (2)

Exhibit C:  Underwriting Agreement, dated as of May 9, 2011, among the Company, the stockholders named on Schedule A thereto, and Credit Suisse Securities (USA) LLC. (3)

Exhibit D.  Lock-up Agreement of Quadrangle GP Investors II LP, dated as of May 9, 2011. (3)

Exhibit E.  Lock-up Agreement of Quadrangle Capital Partners II LP, dated as of May 9, 2011. (3)

Exhibit F.  Lock-up Agreement of Quadrangle Select Partners II LP, dated as of May 9, 2011. (3)

Exhibit G.  Lock-up Agreement of Quadrangle Capital Partners II-A LP, dated as of May 9, 2011. (3)

(1) Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on February 29, 2007.

(2) Incorporated by reference to the Schedule 13D.

(3) Incorporated by reference to Amendment 4 of this Schedule 13d, filed on March 16, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2011

QCP GP INVESTORS II LLC

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, its General Partner

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal

QUADRANGLE CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, its General Partner

By:	QCP GP Investors II LLC, its General Partner

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, its General Partner

By:	QCP GP Investors II LLC, its General Partner

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, its General Partner

By:	QCP GP Investors II LLC, its General Partner

By:	/s/ Peter Ezersky
	Name:	Peter Ezersky
	Title:	Managing Principal